C&J Energy Services, Inc
10375 Richmond Avenue, Suite 2000 • Houston, TX 77042
Corporate Office • (713) 260-9900 • Fax: (361) 653-9444
Robstown, TX • (361) 767-0189 • Fax: (361) 767-2649
Marshall, TX • (903) 938-8483 • Fax: (903) 938-8987
Oklahoma • (580) 729-5936 • Fax: (580) 486-3277

May 12, 2011
Via EDGAR and Federal Express
Ms. Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561
Re:	C&J Energy Services, Inc. Registration Statement on Form S-1 Filed March 30, 2011 File No. 333-173177 Registration Statement on Form S-1 Filed March 30, 2011 File No. 333-173188
Dear Ms. Parker:
          Set forth below are the responses of C&J Energy Services, Inc. (“C&J,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 26, 2011, with respect to C&J’s Registration Statements on Form S-1, File Nos. 333-173177 (the “IPO Registration Statement”) and 333-173188 (the “Shelf Registration Statement,” collectively with the IPO Registration Statement, the “Registration Statements”), initially filed with the Commission on March 30, 2011.
          Concurrently with the submission of this response letter, we are filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the IPO Registration Statement (“IPO Amendment No. 1”) and Amendment No. 1 to the Shelf Registration Statement (“Shelf Amendment No. 1,” collectively with IPO Amendment No. 1, the “Amendments”). For the Staff’s convenience, we will deliver three copies of each of the Amendments, together with three copies of each of the Amendments that are marked to show all revisions to the Registration Statements since the initial filings.
          For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to IPO Amendment No. 1 or Shelf Amendment No. 1, as applicable.

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
General
1.	Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Similarly, where comments on a filing also relate to disclosure in another filing, please make parallel changes to all affected filings.
          Response: To the extent that comments in one section apply to similar disclosure elsewhere in the Registration Statements, we revised all affected areas. Similarly, to the extent comments to either Registration Statement also applied to disclosure in the other, we have made parallel changes to both filings.
2.	If a numbered comment in this letter raises more than one question or lists various items, ensure that you fully respond to each question and item. Make sure that your letter of response indicates precisely (by page number) where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.
          Response: To the extent a numbered comment in this letter raises more than one question or lists various items, we have fully responded to each question and item. In addition, this letter indicates by page number where responsive disclosure to each numbered comment and each point may be found within the Amendments.
3.	You leave blanks throughout your registration statements for information that you are not entitled to omit under Rule 430A of Regulation C. For example, we note your disclosure under “Executive Compensation and Other Information.” Please supply the omitted information in your next amendment, using blanks or brackets if necessary to identify information that is subject to change.
          Response: We acknowledge the Staff’s comment, and we will include in subsequent amendments to the Registration Statements all information that we are not entitled to omit under Rule 430A of Regulation C promulgated under the Securities Act of 1933, as amended, including certain disclosure under “Executive Compensation and Other Information.”
Registration Statement on Form S-1 (File No. 333-173177)
General
4.	Please inform us when the amount of compensation allowable or payable to the underwriter has received clearance by FINRA. Prior to requesting accelerated effectiveness, be sure to provide us with a copy of the FINRA no objections letter.
          Response: We will inform the Staff when the amount of compensation allowable or payable to the underwriters has received clearance from FINRA. An initial filing relating to the IPO Registration Statement was filed with FINRA on March 31, 2011. Comments to the initial FINRA filing were received from FINRA on April 14, 2011. The underwriters intend to submit a response to FINRA’s comments on the first business day following the filing of IPO Amendment No. 1. Prior to requesting accelerated effectiveness, we will provide the Staff with a copy of the FINRA no objections letter or otherwise contact the Staff.

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
5.	Please advise us as to the status of your application with the New York Stock Exchange.
          Response: We discussed the status of our proposed listing with representatives of the New York Stock Exchange (the “NYSE”) and received a verbal clearance from the NYSE on May 12, 2011 and filed an original listing application with the NYSE on the same date. We have revised the disclosure in the Amendments regarding the status of our application with the NYSE. Please read the cover page of the prospectus and page 107 of IPO Amendment No. 1 and the cover page of the prospectus and page 85 of Shelf Amendment No. 1.
6.	Please revise your disclosure, as applicable, to provide the source for statements that are qualitative and comparative in nature. For example, and without limitation, we note your statement at page 4 that “[e]xploration and production companies have shown a strong preference for a customized approach to completing complex wells.” Please revise to indicate whether such statements represent management’s belief.
          Response: We identified statements that are qualitative and comparative in nature and revised the disclosure in the Amendments to indicate that such statements represent management’s belief. Please read pages 1-2, 4-6, 32, 49-53, 55 of IPO Amendment No. 1 and pages 1-2, 21, 39-42 of Shelf Amendment No. 1.
7.	Explain to us how you considered providing pro forma information. Show the impact of the offering and use of proceeds.
          Response: We will not include S-X compliant “pro forma” financial information or statements in the Amendments as we have completed no transactions which would require us to do so. However, we do intend to present information related to the anticipated price range of the offering, estimated net proceeds to C&J, and the application of estimated net proceeds in a future amendment to the IPO Registration Statement. In the “Capitalization” section, as we note in the introductory language to the table, we intend to show cash and cash equivalents and capitalization as of March 31, 2011 under the column entitled: (i) “As Adjusted” to give effect to borrowings under our new credit facility to (A) repay indebtedness outstanding under our previous credit facility and subordinated term loan and (B) fund $25.0 million of the purchase price of our acquisition of Total; and (ii) “As Further Adjusted” to give effect to this offering and the application of the net proceeds from the offering as described in “Use of Proceeds.” Once we determine an estimated price range for our common stock, we will use the midpoint of this range to populate the “As Further Adjusted” column in a future amendment. In addition, once we price the offering, we will revise the “As Further Adjusted” column in the final prospectus to reflect the actual price per share of our common stock being offered.
Prospectus Cover Page
8.	Please delete the reference to the underwriters’ status as “joint book-running managers,” although such disclosure may appear in the underwriting section of your document or on the back cover page.
          Response: We have revised the disclosure in IPO Amendment No. 1 to remove the underwriters’ status as “joint book-running managers” from the prospectus cover page.

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
Industry and Market Data, page i
9.	We note your statement that “[a]lthough [you] believe these third-party sources are reliable, [you] have not independently verified the information and cannot guarantee its accuracy or completeness.” Under the federal securities laws, a company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete this statement.
          Response: We acknowledge the Staff’s comment, and we revised the disclosure in the Amendments to remove the referenced language. Please read page i of IPO Amendment No. 1 and page i of Shelf Amendment No. 1.
Prospectus Summary, page 1
The Offering, page 7
10.	Please revise to clarify what you mean by the disclosure that the summary contains “basic information” about the proposed offering and is “not intended to be complete.” While we note that disclosure in this section might not contain all the information that is important to an investor, it should highlight all material information for an investor. Please revise your disclosure language to remove any statement that may suggest otherwise.
          Response: We acknowledge the Staff’s comment, and we revised the disclosure in IPO Amendment No. 1 to remove the introductory language to “Summary—The Offering.” Please read page 8 of IPO Amendment No. 1.
11.	We note your disclosure to “2010 Plan” in note 1 at page 8. Please define such term here and provide a cross-reference to the more detailed disclosure relating to such plan appearing elsewhere in your prospectus.
          Response: We revised the disclosure in IPO Amendment No. 1 to define the 2010 Plan in Note 1 of the “Summary—The Offering” section and to provide a cross-reference to the more detailed disclosure relating to the 2010 Plan disclosed under “Executive Compensation and Other Information” in the IPO Registration Statement. Please read page 9 of IPO Amendment No. 1.
12.	Please add to the list at page 8 under “Risks Relating to Our Business” the risk set forth at page 15 under “We participate in a capital intensive industry...”
          Response: We revised the disclosure in IPO Amendment No. 1 to add the risk factor — “we participate in a capital intensive industry ...” — to the list of “Risks Relating to Our Business.” Please read page 9 of IPO Amendment No. 1.

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
Risk Factors, page 11
General
13.	Please eliminate text which mitigates the risks you present, including some of the clauses that precede or follow “although,” “while” or “however.” Similarly, state the risks plainly and directly, eliminating “no assurance” and “cannot assure” type language. For example, and without limitation, we note your disclosure at page 19 under “New technology...” beginning “[a]lthough we believe our equipment and processes currently give...”
          Response: We revised the disclosure in the Amendments to eliminate text that mitigates the risks we present. Similarly, we revised the disclosure in the Amendments to state the risks plainly and directly. Please read pages 14-16, 18, and 20-21 of IPO Amendment No. 1 and pages 6-8, 11 and 13-14 of Shelf Amendment No. 1.
We may not be able to renew our term contracts..., page 14
14.	Please revise your disclosure to quantify as a percentage the amount of revenue that is derived from term contracts.
          Response: We revised the disclosure under the risk factor beginning “We may not be able to renew our term contracts...” on page 16 of IPO Amendment No. 1 and page 8 of Shelf Amendment No. 1 to quantify as a percentage the amount of our revenue that is derived from our term contracts.
Covenants in our debt agreements..., page 16
15.	Please expand your disclosure to describe any restrictive covenants contained in your subordinated term loan. In this regard, we note your disclosure at page 21 under “We do not anticipate paying any dividends...”
          Response: We entered into a new $200 million senior secured revolving credit facility on April 19, 2011. We incurred borrowings under our new senior secured revolving credit facility sufficient to repay in full and retire outstanding indebtedness under our previous credit facility and our subordinated term loan and terminated both facilities. We revised the disclosure under the risk factor beginning “Covenants in our debt agreements...” on page 18 of IPO Amendment No. 1 and page 10 of Shelf Amendment No. 1 to describe the restrictive covenants under our new senior secured revolving credit facility. In addition, at the end of the risk factor, we added a cross-reference to the more detailed description of our new senior secured revolving credit facility set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Description of Our Indebtedness” beginning on page 43 of IPO Amendment No. 1 and page 33 of Shelf Amendment No. 1.

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
Energy Spectrum and Citigroup/Stepstone will continue to have..., page 16
16.	Please revise your disclosure to quantify your Sponsors’ holdings after giving effect to the proposed offering.
          Response: We revised the disclosure under the risk factor beginning “Energy Spectrum and Citi/Stepstone will continue to have...” on page 18 of IPO Amendment No. 1 and page 10 of the Shelf Amendment No. 1 to quantify our Sponsors’ holdings after giving effect to the proposed offering. However, we omitted our Sponsors’ percentage ownership in each of the Amendments because our Sponsors have not confirmed the number of shares each of them intend to sell in the offering. We will provide this information in a subsequent amendment to the Registration Statements when the magnitude of our Sponsors’ participation in the offering has been confirmed.
Subject to certain limitations..., page 22
17.	Please expand your disclosure to discuss demand registration rights contemplated by your Amended and Restated Stockholders’ Agreement.
          Response: We direct the Staff to the second paragraph under the risk factor beginning “Subject to certain limitations...” on page 24 of IPO Amendment No. 1 for a discussion of the demand registration rights contemplated by our Amended and Restated Stockholders’ Agreement. In addition, we revised this paragraph to supplement the discussion of such demand registration rights and added a cross-reference to the more fulsome discussion of such rights set forth under “Certain Relationships and Related Party Transactions—Amended and Restated Stockholders’ Agreement” beginning on page 87 of IPO Amendment No. 1.
18.	We note that the risk discussed in the penultimate paragraph—that investors should not rely on the lock-up agreements because the underwriters may release all or a portion of the stock subject to such lock-up agreements—appears to be distinct than those discussed in this risk factor. Please discuss such risk in a separate risk factor.
          Response: We acknowledge the Staff’s comment and we have broken out and disclosed the referenced disclosure as a separate risk factor on page 25 of IPO Amendment No. 1.
Use of Proceeds, page 25
19.	Please present the use of proceeds in tabular format and revise to specifically identify the amounts to be allocated to each of the identified uses, such as the funding of future capital expenditures, of working capital and for general corporate purposes. Expand your disclosure to identify the activities that would constitute “future capital expenditures,” “working capital” and “general corporate purposes.”
          Response: We revised the disclosure set forth under “Use of Proceeds” on page 27 of IPO Amendment No. 1 to clarify that we will use the net proceeds from this offering to repay all amounts outstanding under our new senior secured revolving credit facility and that we will use any remaining net proceeds to pay a portion of the purchase of Fleet 5, which is expected to be delivered in June 2011. Additionally, we have revised the disclosure under “Use of Proceeds” on page 27 of IPO Amendment No. 1 to present the use of proceeds in tabular format.

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
20.	Please revise to include the interest rate and term under your credit facility. If outstanding debt was incurred within one year, describe the use of the proceeds of such indebtedness other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.
          Response: We revised the disclosure set forth under “Use of Proceeds” on page 27 of IPO Amendment No. 1 to include the interest rate on our credit facility, the term of our credit facility and a description of the use of proceeds of such indebtedness as well as a description of the use of proceeds from the previous revolving credit facility and subordinated term loan, which were repaid and terminated using funds borrowed under our new senior secured credit facility.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30
Overview, page 30
21.	We believe the “Overview” section could be expanded to offer investors an introductory understanding of, to the extent known, the challenges and risks of which management is aware and to discuss any actions being taken to address the same. These challenges and risks could be related to how you earn revenue and income and generate cash. For example, and without limitation, please discuss any limitations on future growth, including by quantifying how much of such growth over the next twelve months is dependent on third-party financing versus revenues from your operations. In this regard, we note your disclosure on page 35 that your primary sources of liquidity to date have been capital contributions and borrowings from stockholders, borrowings under your credit facility and subordinated term loan and cash flows from operations. For a more detailed discussion of what is expected in both this subheading and the Management Discussion and Analysis section in general, please refer to Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm.
          Response: We revised the “Overview” section beginning on page 34 of IPO Amendment No. 1 and page 23 of Shelf Amendment No. 1 to include a new section entitled “Our Challenges” to provide investors with a summary of the challenges we have identified to the execution of our business plan as well as the actions we are taking to address those challenges.

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
22.	Similarly, please expand your discussion to address your prospects for the future. In this regard, address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations, and liquidity and capital resources. For example, and without limitation, please discuss the importance of the delivery of Fleets 5 and 6, the effects of any changes in legislation relating to hydraulic fracturing or the costs of raw materials. In this regard, we note the significant increase in fracturing services revenue from a year-over-year perspective. See Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350 at http://www.sec.gov/rules/interp/33-8350.htm and Item 303 of Regulation S-K.
          Response: We revised the “Overview” section on beginning page 34 of IPO Amendment No. 1 and page 23 of Shelf Amendment No. 1 to include new sections entitled “Our Challenges” and “Outlook” to address our prospects for the future, including those key variables and other factors that are necessary to an understanding and evaluation of our business, and any known trends or uncertainties that are reasonably expected to have a material impact on our sales, revenue or income from continuing operations, and our liquidity and capital resources. Please read the fifth paragraph under “Overview—How We Generate Our Revenues” beginning on page 33 of IPO Amendment No. 1 and page 22 of Shelf Amendment No. 1 for a discussion of how we charge our customers for raw materials under both our term contracts and spot market work.
Results of Operations, page 32
23.	Where two or more factors contribute to material changes over the reported periods, please revise to quantify the amount of the changes contributed by each of the factors or events that you identify. For example, and without limitation, you state that the 379% increase in fracturing services revenue was due to pricing and activity and the deployment of Fleet 2. Quantify the amount of change due to pricing as compared to the deployment of Fleet 2.
          Response: Where two or more factors contributed to a material change over the reported periods, we revised the disclosure in the Amendments to describe the relative impact of each factor or event on the changes over the reported periods. For example, on page 37 of IPO Amendment No. 1 under the heading “Revenue,” we state that the 264% increase in revenue from December 31, 2009 to December 31, 2010 was due primarily to increased utilization of our hydraulic fracturing and coiled tubing equipment and, to a lesser extent, improved pricing for our services and the deployment of Fleet 2 in the third quarter of 2010. We believe this approach is consistent with Instruction 4 of Item 303(a) of Regulation S-K as it describes the causes of the changes in sufficient detail to allow investors to understand our business as a whole.

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
          Many of the factors or events impacting our results of operations are comprised of multiple fluctuating variables that can not be quantified with precision. To illustrate the difficulty in quantifying factors and events impacting our results, please note the following:
•	Changes in Revenue Generation Due to the Differing Characteristics of Each Job. Our customers consistently change their engineering designs within the same formation in an attempt to optimize results. These changes may include a switch from pumping expensive ceramic proppant to less expensive white sand at a particular job, resulting in significant changes in our revenue from the specific project. Fracturing designs also vary by customer and by region, adding complexity to our ability to quantify the impact of improved pricing on our revenues.

•	Changes in Hours of Services Performed Per Day. Our equipment utilization is determined based on a work day. Prior to 2010, an average work day for our service crews was approximately 12 hours. In 2010, the average work day for our service crews consistently exceeded 18 hours. Generally speaking, when our service crews work more hours per day, we consume more chemicals, proppants and raw materials, which impacts the amount of revenue generated during the year. Because our measure of equipment utilization generally fluctuates from period-to-period, with no corresponding dollar value tied to average hours per day, we are unable to quantify revenue fluctuations related to utilization.

•	Shift from Spot Market to Term Contracts. Prior to 2010, all of our fracturing services were performed under short-term term contracts at prevailing market prices. During 2010, we executed four term contracts resulting in a significant increase in equipment utilization. With specific crews and equipment dedicated to each contract, the overall utilization is much higher than was the case in prior periods. Revenue from each term contract, however, is affected by a number of variables that do not lend themselves to precise measure.

•	Fluctuating Service Intensity of Jobs Performed. The service intensity of the jobs performed has continued to increase year-over-year. However, we continue to experience unanticipated changes in service intensity of scheduled jobs, including our customers’ unplanned changes to pumping pressures, fluids and proppants in order to maximize the performance of scheduled jobs.
          In short, each of these variables collectively impacts our revenue from period-to-period, but discerning or quantifying the individual impact of each variable cannot be quantified with any precision. In other words, we would be unable to support or associate value assigned to the individual factors or events with our internal accounting records, and we do not have a reasonable basis outside of our internal accounting records for doing so. We have confirmed that our outside auditors, UHY LLP, would be unable to expertize or otherwise provide a comfort letter covering financial data purporting to quantify the individual factors or events impacting period-to-period changes in our results of operations unless such financial information was based on our internal accounting records or a schedule prepared by us based on management’s reasonable assumptions and conclusions. As a result, we believe that describing the relative impact of the factors or events impacting period-to-period changes in our results of operations provides the best reasonably available information to prospective investors.

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
24.	We note your disclosure at page 2 that your services consist of hydraulic fracturing, coiled tubing and pressure pumping; however, your disclosure here does not appear to separately account for your pressure pumping operations. Please revise your disclosure to indicate whether such services are accounted for as separate business segments. If so, please further revise your disclosure to describe your results of operations for each such segment.
          Response: We do not consider our hydraulic fracturing, coiled tubing and pressure pumping services to be separate business segments. Please read our responses to the Staff’s comments numbered 30 through 32. In addition, we revised the disclosure in the Amendments under the heading “Prospectus Summary — Our Company — Our Services” to indicate that our well stimulation services are accounted for as a single operating segment. Please read page 2 of IPO Amendment No. 1 and page 2 of Shelf Amendment No. 1.
Business, page 45
25.	We note disclosure indicating that certain of your contracts extend over multiple periods. Explain to us how you have considered the disclosure requirements of Item 101(c)(1)(viii) of Regulation S-K.
          Response: Backlog information is meaningful to investors, analysts and other market participants only to the extent it provides a reasonable representation of expected future revenue or earnings between the backlog figure and future revenue or earnings. We considered the disclosure requirements of Item 101(c)(1)(viii) of Regulation S-K to determine whether we could calculate a backlog figure that could reasonably forecast future revenues or earnings based on our term contracts. For the reasons set forth below, we concluded that any backlog information we could present would not be meaningful to investors.
          Term contracts historically have not been available in our industry, and all of our term contracts have been in effect for less than a year. As a result, there is no reliable data from which to base a firm backlog figure. Unlike long-term contracts for equipment or services at fixed prices, day rates or turnkey, where future revenue or earnings can be reliably forecasted based on the dollar amount of backlog believed to be firm, future revenues generated from our term contracts are subject to a number of variables that undermine the relevance and reliability of backlog information. Under our term contracts, revenues are derived from:
•	mandatory monthly payments for a specified minimum number of hours of service per month;

•	pre-agreed amounts for each hour of service in excess of the contracted minimum number of hours of service per month; and

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
•	pre-agreed margins for chemicals and proppant materials that are consumed during the fracturing process.
          Given these variables, revenues from our term contracts will vary substantially from customer to customer and from month to month depending on the number of hours of services actually provided. Generally, when we exceed the number of hours of service included in our base monthly rate, we both consume more chemicals and proppants, and provide additional pumping and related services to complete the project, each of which will impact revenues we actually receive. Given these variables, we do not believe we can reasonably calculate a backlog figure that reflects all of the revenue streams under our term contracts.
          Alternatively, we considered whether it would be appropriate to calculate and present a backlog figure based on mandatory payments over the term of each contract, but similarly concluded that this figure is not a reliable indicator of our future revenues or earnings. We determined that there is no correlation between backlog based on mandatory payments and our future revenues as mandatory payments under our term contracts have historically accounted for less than half of our revenues; accordingly, we concluded that it would be inappropriate to include such information in the Amendments.
Executive Compensation and Other Information, page 68
26.	While we note your disclosure that your compensation program has not consisted of formal policies or procedures, we believe that your disclosure could be expanded so that investors have a better understanding of your board’s and/or compensation committee’s considerations in respect of the actual amounts paid and to be paid for each element of compensation and how such amounts fits in to your overall compensation scheme. For example, and without limitation, we note your disclosure at page 72 that your board determined that Messrs. Foret and Winstead should receive grants of stock options.

Please revise to describe the metrics used by your board to determine the actual number of options granted. As another example, please revise your disclosure to discuss in greater detail the matters considered in regard to the discretionary bonuses referenced at page 70.
          Response: In response to the Staff’s comment, we expanded the disclosure throughout the “Executive Compensation and Other Information” section of the Amendments to provide investors with a better understanding of our compensation considerations in respect of the actual amounts paid and to be paid for each element of compensation and how such amounts fits in to our overall compensation scheme. Please read “Executive Compensation and Other Information — Components of Executive Compensation Program” beginning on page 73 of IPO Amendment No. 1 and page 61 of Shelf Amendment No. 1.

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
27.	Similarly, we note your disclosure at page 69 that you do not maintain employment agreements with Messrs. Foret and Winstead. Please revise to address how this determination fits into your overall compensation scheme. In this regard, we note your disclosure at page 72 beginning “Because we anticipate Mr. Moore will be a named executive officer...”
          Response: We revised the disclosure in the Amendments to address how our determination not to enter into employment agreements with Messrs. Foret and Winstead fits into our overall compensation scheme and objectives. Please read page 74 of IPO Amendment No. 1 and page 62 of Shelf Amendment No. 1. In addition, we revised the disclosure in the Amendments to clarify our decision to enter into an employment agreement with Mr. Moore. Please read pages 77-78 of IPO Amendment No. 1 and page 65-66 of Shelf Amendment No. 1.
Description of Capital Stock, page 86
28.	Please revise to include a description of the provision set forth in Article Fifteenth of your Amended and Restated Certificate of Incorporation.
          Response: We revised the disclosure in the Amendments to include a description of Article Fifteenth of our Amended and Restated Certificate of Incorporation. Please read page 99 of IPO Amendment No. 1 and pages 85 of Shelf Amendment No. 1.
Financial Statements, page F-1
Consolidated Statements of Operations, page F-4
29.	Disclosure in your filing indicates that you generate revenue from sales of products and services. Given this, explain to us how you have considered the requirements of Rule 5-03(b) of Regulation S-X.
          Response: We generate revenue from the sale of our services in which chemicals, proppants and other materials are necessarily consumed during the process. We charge fees based on the amount of materials used in providing services to our hydraulic fracturing, coiled tubing and pressure pumping customers. We do not sell or otherwise charge a fee for these materials separate and apart from the services we provide. Moreover, we do not market the materials consumed as part of our services. In the case of proppants, our customers have the option to supply the materials themselves or we will supply the materials for the customer.
          We and our competitors charge for materials consumption as a separate component of our services because the amount of materials consumed in the services we offer will vary widely from job to job, making it difficult to bid this portion of the services we offer at a fixed cost. We do not believe that providing the information in Rule 5-03(b) of Regulation S-X with respect to these fees would be consistent with the economic realities of how we manage and evaluate our operations and performance; therefore, we elected not to provide this information because it does not give investors additional information from which to obtain a better understanding of our business or future prospects.

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
Notes to Consolidated Financial Statements, page F-7
Note 1 — Nature of Business and Summary of Significant Accounting Policies, page F-7
General
30.	Explain to us how you have considered providing the general disclosure regarding segments required by FASB ASC paragraph 280-10-50-21.
          Response: Applying the criteria of FASB ASC paragraph 280-10-50-1, we determined that we operate as a single operating segment that provides three related services to our customers: hydraulic fracturing, coiled tubing and pressure pumping. In accordance with FASB ASC paragraph 280-10-50-1, we believe our current disclosure provides users of our financial statements with all of the information necessary to reasonably understand our organization, the services we provide, and the manner in which we derive our revenues. Please refer to our response to the Staff’s comment 31 for the factors used to identify our operating segment.
31.	We note that you have not provided any discrete disclosure regarding segments. Tell us whether you have concluded that your business represents a single operating segment or that multiple operating segments can be aggregated into a single reportable segment. To the extent that you have concluded that your business represents a single operating segment, explain how you have applied the definition in FASB ASC paragraph 280-10-50-1 to your operations. Alternatively, if multiple operating segments have been aggregated, explain how you have applied the aggregation criteria in FASB ASC paragraph 280-10-50-11.
          Response: Applying the criteria of FASB ASC paragraph 280-10-50-1, we determined that we operate as a single operating segment that provides three related services to our customers: hydraulic fracturing, coiled tubing and pressure pumping. In reaching this conclusion, we considered the criteria in ASC 280-10-50-1, which provides that an operating segment is a component of a public entity that has all of the following characteristics:
•	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

•	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

•	Its discrete financial information is available.

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
          As defined by FASB ASC 280-10-50-1, our individual services are not separate operating segments because Mr. Comstock, our CODM, does not review operating results on a service-by-service basis to make decisions about resource allocation or to assess our performance.
          Mr. Comstock believes that analyzing our results of operations as a single business unit is appropriate because it is consistent with the manner in which our company is organized and managed, and it is the primary basis upon which our employees are evaluated and compensated.
          Business Structure and Management. Mr. Comstock regularly reviews and relies on monthly, quarterly and annual reports detailing our revenues and profitability as a single operating segment to make decisions about resource allocation and to assess performance. Earnings before interest expense, income taxes, and depreciation and amortization, or EBITDA, is the primary profitability metric used by Mr. Comstock to make decisions about resource allocation and to assess our profitability. While Mr. Comstock has visibility with regards to revenue for each of our service lines, EBITDA by service line is not used by him to make decisions about resource allocation or to assess our performance. EBITDA is analyzed by Mr. Comstock on a company-wide basis only. Furthermore, Mr. Comstock makes capital expenditure decisions based on our consolidated results of operations, independent of the capital requirements of a particular service line. This single operating segment is further evidenced by the nature of our infrastructure and labor force, marketing approach and incentive compensation.
          Infrastructure and Labor Force. We use a single infrastructure for our operations, with one labor force supporting all services as part of that single infrastructure. In fact, substantially all requests to hire additional personnel must be approved by Mr. Comstock following his assessment of whether our profit and loss statement, as a whole, can support additional labor costs, not on the basis of whether they are needed for a particular service line.
          Marketing Approach. Our sales and marketing personnel market our services as an integrated package of services to maximize the company’s overall performance and to meet our strategic objectives. As described in IPO Amendment No. 1, one of our strategic objectives is to leverage relationships with customers who use our coiled tubing and pressure pumping services to extend our hydraulic fracturing services into new markets.
          Incentive Compensation. Our compensation philosophy will continue to be measured with respect to our overall performance (financial performance, risk management, execution on our growth strategy, and safety record) and each employee’s contribution to our overall performance. This is in contrast to an approach that would provide incentive compensation based on the performance of any particular service line. With metrics and targets that are based on overall performance, we expect that the majority of each of our executive officer’s compensation packages will be at risk should we fail to meet such objectives.

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
32.	To help us understand your segment reporting, identify for us your chief operating decision maker (CODM). Additionally, provide a sample set of reports used by your CODM to allocate resources and to assess performance.
          Response: Joshua M. Comstock, our President and Chief Executive Officer, is our chief operating decision maker (CODM) because he has final authority over resource allocation decisions and performance assessment. Additionally, with this response letter, we are supplementally providing the Staff with a sample set of reports used by Mr. Comstock to allocate resources to and assess the operating results of our business.
Goodwill, Intangible Assets and Amortization, page F-8
33.	Tell us the terms and timing of the transaction(s) that resulted in your reported goodwill. As part of your response, identify the parties to the transaction(s), and describe the nature and extent your operations prior to the transaction(s).
          Response: We were formed in October 2006, along with our wholly-owned merger subsidiary (“Merger-Sub”), for the purpose of acquiring all of the outstanding capital stock of C&J Spec-Rent Services, Inc. (“C&J Spec-Rent”). Effective October 17, 2006, we merged Merger-Sub with and into C&J Spec-Rent, with C&J Spec-Rent being the surviving corporation. Prior to the effective date of the merger, C&J Spec-Rent provided coiled tubing, pressure pumping and hydraulic fracturing services to oil and natural gas producers in South Texas. Neither we nor Merger-Sub had any operations or financial activity following our formation and prior to the effective date. From and immediately after the effective date of the merger, C&J Spec-Rent continued to provide coiled tubing, pressure pumping and hydraulic fracturing services to oil and natural gas producers in South Texas.
Revenue Recognition, page F-9
34.	Disclosure in your filing indicates that you enter into various types of revenue arrangements and that these arrangements relate to the sales of both products and services and may include set-up fees, hourly charges, and minimum usage requirements.

With a view towards expanded disclosure, describe for us all material terms of your various revenue arrangements. As part of your response, identify the various elements included in the arrangements, your specific performance obligations, the payment terms, and any return, refund, cancellation or similar customer rights. For each type of contract, explain how you determine when each of the revenue recognition criteria has been met.
          Response: We revised the disclosure in the Amendments to describe all material terms of our revenue arrangements. Specifically, we clarified the disclosure to identify the various elements included in the arrangements, our specific performance obligations, the payment terms, and any cancellation or similar customer rights. Please read pages F-9 and F-27 of IPO Amendment No. 1 and pages F-9 through F-27 of Shelf Amendment No. 1.

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
          As disclosed in the Registration Statements, our revenues are primarily derived from two sources, hydraulic fracturing services and coiled tubing and pressure pumping services.
          Hydraulic fracturing services. With respect to our hydraulic fracturing services, we provide our services under term contracts and on a spot market basis. Under term contacts, our customers are obligated to pay us on a monthly basis for a specified number of hours of service, whether or not those services are actually utilized. To the extent customers utilize more than the specified contract minimums, we will be paid a pre-agreed amount for the provision of such additional services. Our current term contracts restrict the ability of the customer to terminate or require our customers to pay us a lump-sum early termination fee, generally representing all or a significant portion of the remaining economic value of the contracts to us.
          We may supplement our monthly term contract revenue by deploying our equipment on short-term spot market jobs on days when the contract customer does not require our services or is not entitled to our services under the applicable term contract. We charge prevailing market prices per hour for spot market work. We may also charge fees for set up and mobilization of equipment depending on the job. Chemicals and proppants are consumed in the hydraulic fracturing process. We source these materials and charge our customers a fee based on the amount of materials consumed in the process, or alternatively, in the case of proppants we charge our customers a handling fee for proppants supplied by the customer.
          Customer payment terms for our hydraulic fracturing services are generally thirty days from receipt of our invoice. However, with respect to the fixed monthly amounts stipulated in our existing term contracts, payment terms vary by customer but generally range from ten to thirty days from receipt of our invoice.
          Coiled tubing and pressure pumping. Our coiled tubing and pressure pumping services are provided on a spot market basis, and fees for these services are typically based on hourly rates. In addition, we may charge fees for set up and mobilization of equipment depending on the job. Generally, these fees and other charges are determined by a competitive bid process and vary with the type of service to be performed, the equipment and personnel required for the job and market conditions in the region in which the services are performed. Stimulation fluids, nitrogen and coiled tubing materials are consumed or supplied in our coiled tubing and pressure pumping process. We source these materials and charge our customers a fee based on the amount of materials consumed in the process. Customer payment terms for our coiled tubing and pressure pumping are generally thirty days from receipt of our invoice.
          Revenue Recognition Criteria. Individual contractual arrangements dictate when we recognize revenue for our services, including revenues associated with materials, chemicals and proppants consumed in connection with our services. With respect to hydraulic

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
fracturing services, revenue is recognized upon completion of a job or, in the case of services performed under term contracts guaranteeing a minimum level of monthly revenue, the earlier of the passage of time or the completion of the job. With respect to coiled tubing and pressure pumping services, revenue is recognized upon completion of each day’s work.
          We revised the disclosure in the Amendments to explain our revenue recognition criteria. Please read pages F-9 and F-28 of IPO Amendment No. 1 and pages F-9 and F-27 of Shelf Amendment No. 1.
Exhibits, page II-2
35.	We note your disclosure at pages 51 and 52 about your major customers and suppliers. Please provide the basis for not filing agreements relating to these relationships or with the manufacturer of Fleets 5 and 6. In your response, please address why a supply agreement with Liang Investment Inc. was filed but not discussed in your related disclosure.
          Response: Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant.” This item further states that a contract that “ordinarily accompanies the kind of business conducted by the registrant” shall be deemed to be made “in the ordinary course” unless it falls within one of several specifically enumerated categories, in which case it must be filed as a material contract unless it is immaterial in amount of significance. The only category potentially relevant here is described in Item 601(b)(10)(ii)(B) as a “contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials... upon which registrant’s business depends to a material extent.”
          We have not filed any of our term contracts because we believe these contracts to be contracts made in the ordinary course of business excluded from Item 601(b)(10)’s filing requirements. We have entered into five term contracts in less than one year, and we are in the final stage of negotiating a sixth term contract. Our contracts relate to our ongoing service lines and we consider them to be clearly “ordinary course.” In addition, we do not believe these contracts fall within Item 601(b)(10)(ii)(B)’s exception for contracts to sell a major part of our services upon which our business depends to a material extent. Although 53.6% of our revenues for the three months ended March 31, 2011 were generated under our term contracts, we believe that should any of these terms contracts be cancelled or not renewed, we can enter into new term contracts with different parties on at least as favorable terms or deploy the underlying hydraulic fracturing fleet in the spot market, which would provide substantially higher revenues than those provided by our existing long-term contracts. We believe that our ability to replace these contracts with little or no loss of revenues is supported by the fact that our marketing department receives and has received for some time substantially

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
more requests for the provision of our equipment and services than we could satisfy, even taking into account our planned fleet expansions. For these reasons, we do not believe these contracts fall within the purview of Item 601(b)(10)(ii)(B).
          We have not filed any of our equipment supplier agreements, such as those relating to Fleets 5 and 6, because we do not enter into equipment supply contracts for hydraulic fracturing fleets. Although we purchase the majority of our hydraulic fracturing equipment from Stewart & Stevenson and Total, such purchases are made pursuant to hundreds of individual purchase orders covering the various components that constitute a hydraulic fracturing fleet. We have not filed any of these individual purchase orders because they are individually immaterial for purposes of Item 601(b)(10)(i) of Regulation S-K.
          We purchase materials used in our services, such as fracturing sand, fracturing chemicals, coiled tubing and fluid supplies, from various suppliers. We are not substantially dependent upon any one of these contracts as raw materials essential to our business are normally readily available and, where we use one or a few suppliers to source a material, we believe that we can make satisfactory alternative arrangements in the event of a supplier interruption. As such, we believe these types of contracts are those made in the “ordinary course of business,” which are excluded from the requirements of Item 601(b)(10)(i), and that these contracts do not fall within the carve-out from ordinary course set forth in 601(b)(10)(ii)(B).
          We revised the Amendments to delete the supply agreement with Liang Investments because this supply agreement is immaterial and is no longer in effect. For these same reasons, the Liang supply agreement was not previously discussed in our supplier related disclosure.
36.	Please provide the basis for not filing the Rate Cap Agreement or any of your lease agreements with respect to your properties.
          Response: We have not filed the Rate Cap Agreement because it was terminated on April 19, 2011 in connection with our entry into our new credit facility and the termination of our prior senior secured credit facility and subordinated term loan. Accordingly, we deleted all referenced in the Amendments to the Rate Cap Agreement.
37.	Please also provide a basis for not filing any agreements with your related parties, such as your supplier agreements with Total.
          Response: We filed the following agreements with our related parties: the 2006 Stock Option Plan, Amendment No. 1 to the 2006 Stock Option Plan, the 2010 Stock Option Plan, the Amended and Restated Stockholders Agreement and the Registration Rights Agreement. We have not filed copies of the private equity investment documentation, warrants, or promissory notes because these documents are no longer in effect. We have not filed supplier agreements with Total because no such agreements exist. We enter into individual purchase orders with Total on an ongoing basis for our supplies.

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
          Please note that we recently acquired Total for approximately $21.6 million in cash. In connection with the acquisition, we also repaid in full $10.0 million of indebtedness outstanding under Total’s credit facilities, which increased the aggregate cost of the transaction to $31.6 million. Total is now a wholly-owned subsidiary of our company. Please read pages 7 and 89 of IPO Amendment No. 1 and pages 2 and 76 of Shelf Amendment No. 1.
38.	With your next amendment, please provide the exhibits you currently omit, including, without limitation, your legality opinion, form of underwriting agreement and lock-up agreements. This will expedite our review and provide you with sufficient time to respond to potential staff comments.
          Response: We will undertake to file all exhibits that have currently been omitted, including without limitation, our legal opinion, form of underwriting agreement and lock-up agreements, in the Amendments or in a subsequent amendment.
Registration Statement on Form S-1 (File No. 333-173188)
Prospectus Cover Page
39.	We note your disclosure beginning “Once our common stock is listed on the New York Stock Exchange...” Please tell us whether your listing on the NYSE is a condition precedent to this resale offering.
          Response: We revised the disclosure on the cover page of Shelf Amendment No. 1 to indicate that we intend to list on the NYSE or another national securities exchange. Listing on the NYSE is not a condition precedent to the resale offering.
Prospectus Summary, page 1
40.	We note your disclosure at pages 7 and 8 of your Registration Statement on Form S-1 (File No. 333-173177). Please revise to include a brief summary of the offering and risk factors.
          Response: We revised the disclosure on page 4 of Shelf Amendment No. 1 to include a brief summary of the offering and risk factors.
Security Ownership of Certain Beneficial Owners and Management, page 63
41.	Please advise us as to what is meant by the column heading “Shares Beneficially Owner After the Offering (Option to Purchase Additional Shares Exercised in Full).” For example, disclose in better detail any options the selling shareholders may have to purchase additional shares.
          Response: We revised the disclosure on page 72 of Shelf Amendment No. 1 to delete the column titled “Shares Beneficially Owner After the Offering (Option to Purchase Additional Shares Exercised in Full).” This column was erroneously included in the initial filing.

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
Plan of Distribution, page 81
42.	We note your statement that “the selling stockholders who are affiliates of broker-dealers may be ‘underwriters’ within the meaning of Section 2(11) of the Securities Act.” Please disclose whether any of the selling stockholders are broker-dealers or affiliates of a broker or dealer. If a selling stockholder is a broker-dealer, please identify the selling stockholder as an underwriter, unless you can provide us with a confirmation that he received the shares being registered as compensation for investment banking services. If a selling stockholder is an affiliate of broker or dealer, identify the selling stockholder as an underwriter, unless you can provide us with a confirmation that the selling stockholder acquired the shares in the ordinary course of business, and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities.
          Response: We notified the selling stockholders that we filed the Shelf Registration Statement, and we provided such selling stockholders with a questionnaire to be completed and returned to us should such selling stockholder elect to have shares included in either of the Registration Statements. Based on information provided by the selling stockholders, if a selling stockholder is identified as a broker-dealer, we will identify such selling stockholder as an underwriter in a future amendment filing.
          With regard to selling stockholders affiliated with broker-dealers, based on information provided by the selling stockholders, it is our belief that such selling stockholders acquired their shares in the ordinary course of business, and, at the time of purchase, had no agreements or understandings, directly or indirectly, with any party to distribute the securities and, therefore, are not deemed to be underwriters within the meaning of Section 2(11) of the Securities Act.
Legal Matters, page 83
43.	We note your disclosure relating to underwriters. Please advise us whether any underwriters or persons deemed to be underwriters will participate in this offering.
          Response: No underwriters will participate in this offering as the shares are being registered on a delayed or continuous basis pursuant to Rule 415 promulgated under the rules and regulations of the Securities Act. It is possible, however, that certain of the selling stockholders may be broker-dealers deemed to be underwriters. Again, as we have not determined who the selling stockholders are, we cannot determine at this time if any of the selling stockholders will be deemed to be underwriters for purposes of this offering. We will revise the disclosure, as appropriate, if we determine that any of the selling stockholders are deemed to be underwriters within the meaning of Section 2(11) of the Securities Act.

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
Undertakings, page II-4
44.	Please provide all the undertakings required by Item 512(a) of Regulation S-K.
          Response: We revised the disclosure on page II-4 of Shelf Amendment No. 1 to provide all undertakings required by Item 512(a) of Regulation S-K.
*          *          *          *          *

C&J Energy Services, Inc.
Initial Response Letter to SEC Comments
May 12, 2011
          We acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, we do not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Should the Staff have any questions or comments, please contact the undersigned at (713) 260-9902 or Jeffery K. Malonson of Vinson & Elkins L.L.P. at (713) 758-3824.

Very truly yours, C&J Energy Services, Inc.

By:	/s/ Theodore R. Moore
Theodore R. Moore

cc:	Jeffery K. Malonson (Via facsimile 713.615.5627) Vinson & Elkins L.L.P. First City Tower 1001 Fannin Street, Suite 2500 Houston, Texas 77002-6760 jmalonson@velaw.com